Exhibit (e)(ii)

HALLWOOD REALTY PARTNERS, L.P.
AMENDED AND RESTATED EXECUTIVE
INCENTIVE AND RETENTION PROGRAM

     General. After discussions with management and consideration of advice from its independent advisors, Hallwood Realty Partners, L.P. has adopted the following Amended and Restated Hallwood Realty Partners Executive Incentive and Retention Program (the “Plan”). The Plan is designed to encourage management to continue employment through the completion of any transaction involving Hallwood Realty Partners, L.P. (the “Partnership”).

     Eligibility. The persons eligible to participate in this Plan would be:

Title With Hallwood Realty, LLC or
Name	Hallwood Commercial Real Estate, LLC
Bill Guzzetti	President
John Tuthill	Executive Vice President
Udo Walther	Senior Vice President
Jeff Gent	Vice President, Chief Financial Officer
Richard Stilovich	Regional Director
Terry Barrett	Controller
Michael Moore	Architectural/Engineering Manager
Richard Kelley	Financial Reporting Manager
John Aplin	Tax Manager

     Aggregate Amount of Payments. Each of the persons named above shall be eligible to receive a cash bonus equal to the individual’s annual salary from HWG, LLC for 2004 plus the amount of bonuses and commissions the individual received from those entities with respect to 2002.

     Method of Determination and Payment.

•	If an eligible person is not employed by the person acquiring the Partnership (or by that person’s affiliates, collectively, the “Purchaser”) at the time a transaction is completed, on substantially the same terms as his or her current employment with HWG, LLC, that person shall receive upon closing of the transaction one hundred percent (100%) of the amounts due to that person under this Plan.

•	If an eligible person is employed by the Purchaser at the time a transaction is completed, on substantially the same terms as his or her current employment with HWG, LLC, that person shall receive upon closing of the transaction fifty percent (50%) of the amounts due to that person under this Plan and fifty percent (50%) shall be held by Hallwood Realty, LLC to ensure management continuity until the earliest to occur of (i) the expiration of 12 months from the completion of the transaction or (ii) the date the eligible person’s employment with the Purchaser is actually or constructively terminated without cause. For purposes of this Plan, “constructive termination” means that the person’s employment is terminated, the person’s responsibilities are detrimentally changed, the person is required to relocate or the person’s salary or benefits are reduced in circumstances.

•	If an eligible person is employed by the Purchaser at the time a transaction is completed on substantially the same terms as his or her current employment with HWG, LLC, but that person’s employment by the Purchaser is actually or constructively terminated without cause prior to the end of the 12 month period following completion of the transaction, that person shall receive the balance of the amounts due under this Plan at the time of termination.

•	If an eligible person is employed by the Purchaser at the time a transaction is completed on substantially the same terms as his or her current employment with HWG, LLC, and that person’s employment by Purchaser is terminated with cause or is voluntarily terminated by that person, that person shall receive the balance of the amounts due under this Plan on the date that is 12 months after the completion of the transaction.

•	Payment will be made under this Plan only if a transaction is completed by August 30, 2004.

•	Payments may not exceed the IRC Section 280(g) statutory limits.

     Other Benefits. In addition to the indicated payments, on the closing date of the transaction the Partnership will pay to each individual a lump sum amount equal to 18 times the total monthly premiums paid by the employer and the employee for the calendar month preceding the closing date of the transaction for all health and insurance coverage that was provided at that time. Management estimates the cost of the health insurance and related benefits to be approximately $10,000 per year per individual. The actual cost would vary depending on the individual circumstance (e.g., level of benefits obtained, the age of the individual, whether the individual is married, etc.